UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

SCHEDULE 14f-1

___________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

___________________________

BAYHILL CAPITAL CORPORATION

(Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-11730 (Commission File Number) 25 East 200 South Lehi, Utah 84043 (Address of principal executive office) (801) 592-3000 (Registrant’s telephone number) February 13, 2012	84-1089377 (IRS Employer Identification No.)

February 13, 2012

Dear BayHill shareholders:

EXECUTIVE SUMMARY: BayHill plans to acquire an agribusiness located in Ghana, West Africa. This reverse-merger transaction will allow the Company (which will be renamed, Agricon Global Corporation) to cease its SEC regulatory status as a “shell company.” We are excited about this opportunity and are actively pursuing it. This letter is intended to give you more information. The Company is also filing with the SEC a Form 14-f which gives further details.

BACKGROUND: We are pleased to describe here the status and activities of the Company. We have been active over the past several years seeking the right opportunity with a strong upside and a strategy that would give the Company growth potential and longevity.

As you know from various public announcements we have looked at and had agreements with several viable options. We have insisted that every potential opportunity must have sufficient capital to at least complete the first phase of its strategic growth cycle. When previous candidates were unable to do so, we declined to close the transaction.

BAYHILL AND THE GHANA PROJECT: We have recently reached agreement to acquire Canola Property Ghana Limited (“CPGL”), an agricultural company located in Ghana, West Africa. CPGL has recently secured a 50 year lease of 8,000 hectares (approximately 20,000 acres) of agricultural land not previously cultivated. CPGL intends to cultivate canola plants for the production of food grade canola oil for human consumption, protein pellets for cattle feed, and bio pellets for generation of electricity. Rotation crops are expected to be sunflower, soya, and maize. Climate conditions in Ghana can support two full crops each year. Over time, CPGL plans to acquire and operate processing equipment to streamline the farming business and, assuming adequate capital, CPGL has plans to control up to 50,000 hectares (125,000 acres) of prime farmland in the Greater Accra region of Ghana over the next several years.

We believe that the demand for canola oil has been increasing at the rate of 15% per year for the past several years. We also believe that food prices world-wide will continue to rise at the current rate of about 3% per year creating a long term opportunity for the agriculture industry. We feel fortunate to have a seasoned and experienced management team that will be joining BayHill/Agricon and an experienced farm team at CPGL in Ghana.

Ghana has a positive investment climate with its currency tied to the US dollar and Ghana is a politically stable and peaceful country with free elections since 1957. It also had the world’s highest economical growth in 2010 and 2011. Ghana’s main foreign support comes from the USA and China.

As set forth in the attached SEC Form 14-f, we expect a change in some of the board of directors and

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management of BayHill. We also expect the name of the Company to be changed to Agricon Global Corporation. We expect that the Company will maintain its corporate headquarters in the United States with a wholly owned Ghanaian subsidiary managing all of the agricultural operations.

We have required that BayHill raise a minimum of $600,000 gross proceeds prior to the close of the merger of the two companies. There may be an additional $400,000 raised in this initial private placement round of funding. We have received $450,000 cash and have firm commitments for the balance of $600,000. These private placement shares were priced at $0.50 per share. With these funds the Company will be able to start its farming operations and expects to cultivate and plant a substantial number of hectares before the rainy season begins in May. We are projecting that the merger will be consummated around the end of February or the first part of March.

The Company plans an additional capital raise of about $10 million in the very near future to be used for equipment and production and processing facilities, in addition to acquiring additional acreage. Management is projecting that 2013 will be a full production year with 2012 beginning operations and having some harvest and cash flow.

We know that many shareholders have experienced illiquidity during the period we have been a “shell company” under SEC rules. We are working to allow more tradability to our shareholders as described in the form 14-f. We apologize for this inconvenience since we know that many of us have been patient investors for many years. We look forward to the Company’s success in this venture and hope to build value over the coming years.

We expect to utilize a web site where you can keep up on the progress of the Company. We plan to update our web site information so look for more information at www.bayhillcapital.com. Until then, we thank you for your great patience and support.

Robert K. Bench, President

James U. Jensen, Chairman

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed merger, crops to be cultivated, acquiring additional land, capital raising, maintaining headquarters in the USA and all other statements in this letter other than historical facts, constitute forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Such forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such risks and uncertainties include: any conditions imposed on the parties in connection with consummation of the transactions described herein; crop yields may not be as high as expected, political turmoil in the Ghana, the Company may not be able to raise additional capital; and the risks that are described from time to time in BayHill’s reports filed with the SEC.

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BAYHILL CAPITAL CORPORATION

25 East 200 South

Lehi, Utah 84043

(801) 592-3000

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

BAYHILL CAPITAL CORPORATION

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED

TO SEND THE COMPANY A PROXY

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.0001 per share of BayHill Capital Corporation, a Delaware corporation (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, the “Exchange Act”, and Rule 14f-1 promulgated thereunder, in connection with the proposed transactions contemplated by an agreement and plan of merger, or the “merger agreement”, by and among the Company and Canola Property Ghana Limited, a Ghanaian limited liability company (“CPGL”) pursuant to which the Company will issue and deliver shares of common stock to the equity holders of CPGL in exchange for 100% of the equity of CPGL, in the “merger”, resulting in CPGL becoming a wholly-owned subsidiary of the Company and resulting in a change of control of the Company and our board of directors. In this Information Statement, the terms (i) “we,” “us,” “our,” “BayHill” or “the Company” refer to BayHill Capital Corporation, and (ii) “CPGL refers to Canola Property Ghana Limited

Pursuant to the terms of the merger agreement and upon the consummation of the merger (i) we will assume the operations of CPGL; (ii) each of the 75,000 outstanding shares of CPGL common stock, will be converted into the right to receive a pro rata interest in twelve million (12,000,000) newly issued shares of our common stock; provided that, no fraction of a share of our common stock will be issued by virtue of the merger; and (iii) we will assume no outstanding option or warrant to purchase shares of CPGL common stock. Immediately following the effective time of the merger, we expect that the security holders of CPGL will own 66% of our common stock on a fully diluted basis. This computation assumes that we have raised the maximum $1,000,000 and issued the full 2,000,000 shares in the private placement for our common stock prior to the completion of the merger.

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Pursuant to the terms of the merger agreement, our board of directors’ composition will change. Our board of directors currently consists of John M. Knab, Robert K. Bench, John D. Thomas and James U. Jensen. Under the merger agreement the number will be set at five directors and will consist of two current directors and two new directors, with a fifth director to be identified and appointed later. The two continuing current directors will be Mr. Jensen and Mr. Bench. Mr. Bench is the current chief executive officer and chief financial officer, a director and a significant stockholder of the Company, while Mr. Jensen is a current director and significant stockholder of the Company. The two new directors will be Mr. Peter Brincker Moeller, Owner of CASE Finance Consulting, a private Danish consulting company, and Rene Dyhring Mikkelsen, an independent investor. A fifth director may be appointed later as the Company’s operations and financings mature. Mr. Knab and Mr. Thomas will resign from our board of directors. In addition, our board of directors will appoint Mr. Peter Brincker Moeller as our chief executive officer and Mr. Bench as our chief financial officer.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least 10 days prior to the date a change in a majority of our directors, if such change is not effected at a meeting of our stockholders. We are electing to treat this transaction as a change of control. Accordingly the resulting change of our directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be available to our stockholders of record at February 10, 2012, on or about the date first shown above.

In the merger agreement, BayHill and CPGL make standard and customary representations and warranties to each other, and standard covenants regarding the conduct of our respective operations pending the Closing. The controlling shareholders of CPGL make similar representations and warranties. Our obligations to consummate the Merger are subject to certain conditions, any of which may be waived. Conditions to either side closing include, without limitation:

☐ No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and

☐ As of the date of the Closing, there shall have been no event(s) that had a material adverse effect on the other party; and BayHill and CPGL have each agreed to continue to operate their respective businesses in the ordinary course prior to the consummation of the Merger except as otherwise provided in the merger agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of the merger.

Proposed Change of Control

Pursuant to the terms of the merger agreement or as a result of the transactions contemplated by the merger agreement the Company will experience a change in control of the Company. The merger and related transactions will have the following consequences:

·         CPGL will become a wholly-owned subsidiary of the Company;

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·         We will assume the operations of CPGL;

·         We will issue 12 million shares of our common stock for all of the issued and outstanding shares/equity interests of CPGL common stock;

·         We will lose 2 of our current directors and add 2 new directors;

·         We will take steps to change our securities regulatory status from a “shell corporation” to an operating company with material assets and having operations;

·         We anticipate changing our name to Agricon Global Corporation and we will be applying for a new trading symbol; and

·         We will increase the shares allocated to our 2008 Stock Incentive Plan from 300,000 to 3,300,000.

As a result of the merger, CPGL security holders will become security holders in the Company. In connection with the closing of the merger we do not expect to assume any options or warrants of CPGL. Immediately following the effective time of the merger, we expect that the security holders of CPGL and affiliates will own 66% of our common stock on a fully diluted basis. This computation assumes that we have raised the maximum $1,000,000 and issued the full 2,000,000 shares in the private placement for our common stock prior to the completion of the merger.

We anticipate that the transaction of issuing the securities to the CPGL security holders will be exempt from registration in part based on our reliance upon an exemption from registration pursuant to Section 4(2) under the Securities Act of 1933, or the “Securities Act”, and Rule 506 promulgated thereunder.

The completion of the merger and the other transactions contemplated under the merger agreement is subject to the satisfaction or waiver of certain conditions including, a private placement of our common stock at a purchase price of $0.50 per share to accredited investors for up to $1,000,000 but not less than $600,000 in aggregate gross proceeds. We will need to have received approval of the merger from 100% of the equity interests in CPGL. Nonetheless, unforeseen matters may arise and there can be no assurance that the merger will be completed.

VOTING SECURITIES

Our common stock is our only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of our stockholders. Each share of our common stock entitles the holders to one vote. As of December 31, 2011 there were 4,154,841 shares of our common stock outstanding. The intended change of directors in connection with the merger is not subject to a stockholder vote.

RELATED MATTERS ON WHICH STOCKHOLDERS APPROVAL HAS BEEN GIVEN

Two matters related to the merger require approval by the stockholders of the Company. On or about February 11, 2012, the Company received such approval by written consent of the holders of a

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majority of its outstanding shares. This information Statement includes and constitutes the notice of that action required by the Delaware Business Corporations Act. The company’s board of directors has authorized and recommended and the stockholders have approved these two matters:

Change of Name: The Company’s name shall be changed to Agricon Global Corporation to be effective and conditional on closing of the CPGL transaction.

Increase in Number of Plan Shares: The Company’s 2008 Stock Incentive Plan (under which no awards have been made or are outstanding) shall be amended to increase the share amount under the Plan from 300,000 to 3,300,000 to be effective and conditional on closing of the CPGL transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Merger

The following table sets forth the number of shares of our common stock beneficially owned as of December 31, 2011, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our current executive officers and directors and (iii) all of our current executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of December 31, 2011, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of December 31, 2011, we had 4,154,841 shares of common stock outstanding:

Name and Address	Amount and Nature of Beneficial Ownership(1)	Percentage of Class of Common Stock
Robert K. Bench 25 East 200 South Lehi, Utah 84043	991,852(2)	23.87%
James U. Jensen 25 East 200 South Lehi, Utah 84043	529,010(3)	12.73%
John D. Thomas 25 East 200 South Lehi, Utah 84043	135,520(4)	3.3%
John M. Knab 25 East 200 South Lehi, Utah 84043	131,760	3.26%
All current executive officers and directors as a group (4 persons)	1,788,142	43.04%

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(1)  Except as indicated below, each person has sole and voting and/or investment power over the shares listed, subject to applicable community property laws.

(2)  Includes 269,993 shares owned by Vector Capital, LLC, and 271,853 shares owned by Little Hollow Farms, Inc., all of which may be deemed to be beneficially owned by Mr. Bench who is the managing member of Vector Capital LLC and President of Little Hollow Farms, Inc.

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(3)  Includes 100 shares owned by Mr. Jensen’s wife and 63,730 shares owned by Amsterdam First LLC, a limited liability company of which Mr. Jensen is the managing member, and 72,435 shares owned by adult children of Mr. Jensen.

(4)  Includes 2,760 shares owned by Acadia Group, Inc., with which Mr. Thomas is affiliated.

Following the Consummation of the Merger

The following table sets forth the number of shares of our common stock expected to be beneficially owned by the following persons or groups assuming the completion of the merger (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our proposed executive officers and directors following the consummation of the merger and (iii) all of our proposed executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, The Company will have no options, warrants or other convertible or exercisable securities for inclusion in such computation. In determining the percentages, the following table assumes 18,154,841 shares of our common stock will be issued and outstanding following the effective time of the merger and completion of the private placement, in which 2,000,000 shares are assumed to be issued.

Name and Address	Amount and Nature of Beneficial Ownership(1)	Percentage of Class of Common Stock
Invest In Ghana Co. Limited Madina-Abokobi-Zion City PO Box SK 650, Accra, Ghana	1,008,000	5.55%
Africa Agriculture B.V. Laan Copes van Cattenburch 52 2585 GB Den Haag, Netherlands	7,080,000	39.00%
Margreen Holdings Limited 50 Town Range Gibraltar	2,755,000	15.18%

Directors and Named Executive Officers
Robert K. Bench 25 East 200 South Lehi, Utah 84043	991,852(2)	5.46%
James U. Jensen 25 East 200 South Lehi, Utah 84043	529,010(3)	2.91%
Peter Brincker Moller Lindevangsvej 40, Troeroed DK-2950 Vedbaek, Denmark	--(4)	--%
Rene Dyring Mikkelsen Classensgade 5 3. tv DK-2100 Copenhagen, Denmark	--(5)	--%

All current executive officers and directors as a group (4 persons)	1,520,862	8.38%

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(1)  Except as indicated below, each person has sole and voting and/or investment power over the shares listed, subject to applicable community property laws. The shares represented include the shares of our common stock expected to be beneficially owned immediately following the effective time of the merger.

(2)  Includes 269,993 shares owned by Vector Capital, LLC, and 271,853 shares owned by Little Hollow Farms, Inc., all of which may be deemed to be beneficially owned by Mr. Bench who is the managing member of Vector Capital LLC and President of Little Hollow Farms, Inc.

(3)  Includes 100 shares owned by Mr. Jensen’s wife and 63,730 shares owned by Amsterdam First LLC, a limited liability company of which Mr. Jensen is the managing member, and 72,435 shares owned by adult children of Mr. Jensen.

(4)  Mr. Moller was nominated to the board of directors by Global Green Capacity Limited, with whom he has been a consultant, and a predecessor to Africa Agriculture B.V. and Margreen Holdings Limited. He has no other business or family relationship with these shareholders and disclaims beneficial interest or control in any of the shares of BayHill held by them.

(5) Mr. Mikkelsen was nominated to the board of directors by Global Green Capacity Limited, with whom he serves as their CFO, and a predecessor to Africa Agriculture B.V. and Margreen Holdings Limited. He has no other business or family relationship with these shareholders and disclaims beneficial interest or control in any of the shares of BayHill held by them.

DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the terms of the merger agreement our board of directors’ composition will change. Our board of directors currently consists of John M. Knab, Robert K. Bench, John D. Thomas and James U. Jensen. Under the merger agreement the number will be set at five directors and will consist of two current directors and two new directors, with a fifth director to be identified and appointed later. The two continuing current directors will be Mr. Jensen and Mr. Bench. Mr. Bench is the current chief executive officer and chief financial officer, a director and a significant stockholder of the Company, while Mr. Jensen is a current director and significant stockholder of the Company. The two new directors, nominated by CPGL under the merger agreement, will be Mr. Peter Brincker Moeller, and Mr. Rene Dyhring Mikkelsen. A fifth director may be appointed later as the Company’s operations and financings mature. Mr. Knab and Mr. Thomas will resign from our board of directors. In addition, our board of directors will appoint Mr. Peter Brincker Moeller as our chief executive officer and Mr. Bench as our chief financial officer.

The following discussion sets forth the information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the merger agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our board of directors will appoint any substitute nominee or nominees who may be mutually agreed to by us and Proteus prior to the date the new directors take office.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Robert K. Bench	62	President, CEO, CFO and Director
James U. Jensen	67	Director
John M. Knab	59	Director
John D. Thomas	38	Director

Our executive officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

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Our executive officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Robert K. Bench, age 62, has served as our President and Chief Executive Officer since October 2007 and as a member of our board of directors since December 2007. Mr. Bench was a founder and since April 1999 has been a managing member of BayHill Group LC, a consulting group focused on assisting microcap companies (“BayHill Group”). From January 2005 until April 2007, he also served as the Chief Financial Officer of Innuity, Inc. (INNU), software as a service company that delivers applications for small business. From November 2000 until August 2004, he also served as Chief Financial Officer of The SCO Group (SCOX), a developer and marketer of software applications and operating systems from November 2000 until August 2004. Mr. Bench is a certified public accountant and holds a bachelor degree in accounting from Utah State University.

James U. Jensen, age 67, has served as the Chairman of our board of directors since December 2007. Mr. Jensen currently is the Managing Member and Chief Executive Officer of ClearWater Law & Governance Group, LLC and has a private law practice. He also serves as the Independent Board Chairman for the Wasatch Funds, a family of 14 mutual funds managed by Wasatch Advisors, Inc., and has served as a director of Wasatch Funds since they were organized in 1990. Mr. Jensen is an outside director at the University of Utah Research Foundation and is a director of the Utah Chapter of the National Association of Corporate Directors. From 1986 to 2001, Mr. Jensen served as a director, and from 1991 to 2004 as Vice President, General Counsel, and Secretary, of NPS Pharmaceuticals, Inc., a public biotechnology company. He graduated from the University of Utah, served a Fulbright Grant in Mexico and received his J.D. and M.B.A. degrees from Columbia University. He was a law clerk to Judge David T. Lewis, the Chief Judge of the 10th Circuit U.S. Court of Appeals.

John M. Knab, age 59, has served as a member of our board of directors since December 2007. Mr. Knab has been the Chief Executive Officer, President, and Chairman of Phonex Broadband Corporation, which develops, manufactures and distributes wireless voice, audio, and data technologies, since November 1989. From 1986 to 1989, Mr. Knab was a National Director for Verizon (Data Communication Products). Mr. Knab was a founding member of Brigham Young University’s Marriott School of Management Entrepreneur Founder’s Group. Mr. Knab is a member of the board of directors for the MountainWest Capital Network. Mr. Knab received an M.B.A. from Emory University and a B.A. from Brigham Young University’s College of Communications/Advertising.

John D. Thomas, age 38, has served as a member of our board of directors since December 2007. Mr. Thomas has been engaged in the private practice of law with Kenneth I. Denos P.C. since June 2003. Mr. Thomas specializes in reverse takeovers, mergers and acquisitions, and general corporate law for a variety of small public and private companies in the United States, United Kingdom, and Germany. Since May 2006, he has also been the director of the microcap division for small public company listings for MCC Global NV (FSE: IFQ2), an international financial services and investment conglomerate based in London and traded on the Geregeltermarkt of the Frankfurt Stock Exchange. Mr. Thomas is the Chief Executive Officer and Chairman of Sports Nuts, Inc., a sports management company traded on the OTCBB. Mr. Thomas received a J.D. degree from Texas Tech University School of Law and a B.A. degree in History from the University of Utah. Mr. Thomas has been licensed to practice law in Texas since 1999 and licensed to practice law in Utah since 2002.

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Proposed Executive Officers and Directors Following the Merger

Upon the closing of the merger, the following individuals are expected to be appointed to our board of directors or serve as our executive officers:

Name	Age	Position
Peter Brincker Moeller	47	Chief Executive Officer and Director
Robert K. Bench	62	Chief Financial Officer and Director
James U. Jensen	67	Director
Rene Dyhring Mikkelsen	45	Director

Peter Brincker Moeller, age 47, has a Master of Science in Economics and Business Administration from Copenhagen Business School. From 2009 Mr. Moeller has worked from his company CASE Finance Consulting assisting management and board of directors for middle sized and smaller companies with strategic and financial decisions. The activities are focused on stock exchange listings, capital raise through equity or debt, mergers and acquisitions, contact to investors and CFO related work. Among the most recent transactions are an on-going APO (Alternative Public Offering) of a Danish biotech company into an already listed “cash shell” and one of the largest capital increases on NASDAQ OMX Copenhagen in 2011. Prior to this Mr. Moeller was a partner in a Danish and UK based corporate finance house from 2004 to 2009, where he managed several stock exchange listings, capital raises through equity and debt, purchase offers for acquisition of companies, M&A transactions, prospectuses, stock exchange announcements, contact and coordination with stock exchange authorities and Investor Relations activities. Mr Moeller was rated as a ”Certified Adviser” at NASDAQ OMX’s market place for small companies. The team executed many transactions including the largest capital raise on NASDAQ OMX Copenhagen in 2007 with 157 MEUR for Greentech Energy Systems A/S in a syndicate with a foreign investment bank. Mr. Moeller also has international experience from France, Sophia-Antipolis, as a Managing Director for IFEX Ltd. From 2002 to 2004 being responsible for start-up and management of the Innovation Finance division getting a web based platform established which matches projects and companies seeking finance with international investors. Furthermore Mr. Moeller has worked in Gudme Raaschou Investment Bank, Corporate Finance from 2000 to 2002, ProConsult Corporate Finance from 1999 to 2000 and for Danish institutional investors from 1989 to 1999 as a Portfolio manager of Danish stocks in Nykredit, Chief Investment Officer in AP Pension and as an Investment Advisor in a local Danish Bank.

Rene Dyhring Mikkelsen, age 45, has served as Chief Financial Officer of Ganni since May 2008 and as a Director since July 2010, and he has served as Chief Financial Officer of Global Green Capacity since January 2009. Mr. Mikkelsen is an experienced professional with over 20 years in various senior management and executive positions in start-up enterprises and public companies. He has served both Arthur Andersen and A.T. Kearney, where he has assisted a number of companies in their early start-up years and completed several initial public offerings. Mr. Mikkelsen was a founder and Managing Partner of Oryx Invest Venture Capital, a combined consulting and venture capital group focused on assisting start-ups and early stage companies, a position he held from 1999 until 2004. Mr. Mikkelsen served as Investment Consultant to MiFactory Venture Capital in Chile, Argentina and Brazil during the period from 2004 to 2007, a leading LatAm venture capital company focusing on IT and Telco investments – he was responsible for investments in US/EU based technologies. In addition, Mr. Mikkelsen has served as a director of private and public companies and has assisted both private and public companies raise over $100 million for start-up and growth capital through private, public, and venture offerings. He has been

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responsible for a number of business combinations and successfully reorganized several financially distressed companies. He has spent several years on international assignments in EU/US and in emerging markets like the former Eastern Europe, China and LatAm. Mr. Mikkelsen has been a co-founder and is a private investor in a number of private and small public companies. His background includes Financial Services, Internet Technology, Retail, Venture Capital, Manufacturing and Agri Investments. Mr. Mikkelsen holds a Master Degree in Accounting, Auditing & Finance as well as an Executive MBA in General Management & Strategy.

Robert K. Bench. The biography for Mr. Bench appears above under “Current Executive Officers and Directors.”

James U. Jensen. The biography for Mr. Jensen appears above under “Current Executive Officers and Directors.”

As of the date hereof, we have no other significant employees and do not anticipate having any significant employees following the merger, other than our executive officers identified above. Employees will be added as operations require and consistent with our ability to finance such operations.

There are no family relationships among our directors, our executive officers, or persons to become our directors or our executive officers following the merger.

Except as discussed above, to our knowledge, there have been no events under any bankruptcy act, criminal proceedings and no federal or state judicial or administrative orders, judgments, decrees or findings, no violations of any federal or state securities laws, and no violation of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed), executive officer (existing or proposed), promoter or control person of the Company during the past 10 years.

To our knowledge, there are no material proceedings to which any director (existing or proposed), officer (existing or proposed), affiliate of the Company, any holder of 5% or more of our currently outstanding common stock, any associate of any such director or officer, or any affiliate of such security holder that is adverse to us or has a material interest adverse to us.

CORPORATE GOVERNANCE

We evaluate director independence by the standards for director independence established by applicable laws, rules and listing standards. We believe of our current directors, Mr. Thomas, Mr. Jensen and Mr. Knab are independent as such term is defined in NASD Rule 5605(a)(2) and that each of the directors serving on the compensation committee of our board of directors is an “independent director” for purposes of Section 162(m) of the Internal Revenue Code of 1986.

In evaluating the independence of Mr. Jensen, the current chairman of our board of directors, and a current member of the compensation committee of our board of directors, our board of directors reviewed and considered the relationship between the Company and ClearWater Law & Governance Group, LLC, a limited liability company of which Mr. Jensen is the managing member and chief executive officer, a firm that provides administrative and corporate governance support to small publicly-traded companies, including us. Based upon its review, our board of directors (with Mr. Jensen abstaining)

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concluded that the compensation we paid to ClearWater was fair and reasonable and priced competitively and that the services ClearWater provides to us are in the best interests of our Company and our stockholders. The compensation we paid to ClearWater is below the amount specified in regulations that would prevent our board of director from determine that Mr. Jensen is “independent” and our board of directors unanimously determined (with Mr. Jensen abstaining) that Mr. Jensen is an independent director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Board of Director Meetings

During the fiscal year ended June 30, 2011, our board of directors held three meetings. No director attended fewer than 75% of the total number of meetings of our board of directors and of any committee of our board of directors on which he served. Each board meetings held since that time had 100% attendance of our directors.

Committees of the Board of Directors

Our board of directors has a standing audit committee and a compensation committee. To date, our board of directors has not established a nominating or governance committee of our board of directors, in part because our board of directors believes that, at this stage of our development, all of our directors should be actively involved in the matters which would be addressed by such a committee of our board of directors. We believe that the training and experience of our current and prospective directors will allow them to make an important contribution to the Company. We believe that directors should be investors in the Company thus having an aligned interest with that of our shareholders. We may, in the future, establish a nominating or governance committee of our board of directors.

We believe each of the directors currently serving on each of our audit and compensation committees of our board of directors is an independent director as such term is defined in NASD Rule 5605(a) (2) and that each of the directors serving on the compensation committee of our board of directors is an “independent director” for purposes of Section 162(m) of the Internal Revenue Code of 1986.

Audit Committee. Mr. Thomas and Mr. Jensen currently serve as members of the audit committee of our board of directors, with Mr. Thomas serving as chair. Our board of directors has determined that each of Mr. Thomas and Mr. Jensen satisfies the criteria for an audit committee

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financial expert under Rule 407(d) of Regulation S-K promulgated by the Securities and Exchange Commission, or the SEC. Each member of the audit committee of our board of directors is able to read and understand fundamental financial statements, including our consolidated balance sheets, statements of operations and statements of cash flows. The functions of the audit committee of our board of directors are primarily to: (a) facilitate the integrity of our financial statements and internal controls, (b) oversee our compliance with legal and regulatory requirements related to accounting and/or financial controls, (c) evaluate our independent registered public accounting firm’s qualifications and independence, (d) oversee the performance of our internal audit function and the independent registered public accounting firm, and (e) review our systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards related to accounting and/or financial controls we have adopted. Our board of directors has adopted a written charter for the audit committee of our board of directors, a copy of which is available the “investor relations” tab on our website, www.bayhillcapital.com. Except as otherwise required by applicable laws, regulations or listing standards or the charter of the audit committee of our board of directors, major decisions regarding our activities and operations are considered by our board of directors as a whole. The audit committee of our board of directors met four times during the fiscal year ended June 30, 2011.

Following the change in our board of directors, it is anticipated that Mr. Jensen and Mr. Mikkelsen will be appointed as members of the audit committee of our board of directors. Mr. Jensen is expected to serve as our board of directors’ financial expert of the audit committee under Rule 407(d) of Regulation S-K promulgated by the SEC.

Compensation Committee. Mr. Knab and Mr. Jensen currently serve as members of the compensation committee of our board of directors, with Mr. Knab serving as Chair. The functions of our compensation committee of our board of directors are primarily to: (a) to oversee the discharge the responsibilities of the board relating to compensation, and (b) to ensure that our compensation plans, programs and values transferred through cash pay, stock and stock-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of Company economics and of the relevant practices of other, similar companies. Our board of directors has adopted a written charter for our compensation committee of our board of directors, a copy of which is available under the “investor relations” tab on our website, www.bayhillcapital.com. The compensation committee of our board of directors met 0 times during the fiscal year ending June 30, 2011.

We have made no determination concerning any use of the Company’s 2008 Stock Incentive Plan nor of the increase in the number of Company shares set aside for use under the Plan. We expect that following completion of the merger, the Compensation Committee will take-up the matter of executive compensation, including compensation for executive officers and for directors, and the use of stock options and other stock instruments under the Plan.

Following the change in our board of directors, it is anticipated that Mr. Jensen and Mr. Mikkelsen will be appointed as members of the compensation committee of our board of directors.

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Board Leadership Structure and Role in Risk Oversight

Our board of directors recognizes that the leadership structure and combination or separation of the chief executive officer and chairman roles is driven by the needs of the Company at any point in time. Currently, Mr. Jensen serves as the chairman of our board of directors and Mr. Bench services as our chief executive officer, president and chief financial officer. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed, and will continue to allow, our board of directors the flexibility to establish the most appropriate structure for our Company at any given time.

Immediately following the completion of the merger, the size of our management team will be increased in order to manage our expanded operations, risks and resources. It is anticipated that Mr. Jensen will continue to serve as the board chairman until such time as the board elects a new chairman.

Our current directors are involved in the general oversight of risks that could affect our Company and the proposed directors will continue to evaluate our leadership structure and modify such structure as appropriate based on our Company's size, resources and operations.

Stockholder Communications

Stockholders may communicate with any and all members of our board of directors by mailing correspondence to:

BayHill Capital Corporation

Attn: Corporate Secretary

25 East 200 South

Lehi, Utah 84043

Stockholders should clearly specify in each communication the name of the individual director or group of directors to whom the communication is directed and that the communication is from a stockholder. Stockholder communications received by our corporate secretary will be promptly forwarded to the specified director or group of directors, as appropriate. Communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. We generally will not forward to a director or group of directors a stockholder communication that requests general information about our Company that can be handled by our administrative personnel.

EXECUTIVE COMPENSATION

BayHill Capital Corporation

The table below summarizes the compensation earned by or paid to our executive officers and those who received annual salary and bonus in excess of $100,000, for the fiscal years ending June 30, 2011 and 2010:

Fiscal 2010 Summary Compensation Table
Name and Principal Position	Year Ended June 30,	Salary	Value of Common Stock Awards(5)		Total
Robert K. Bench(1) (2)	2010	$36,000	$73,500	(3)	$109,500
President, CEO and CFO	2011	$—	$25,000	(4)	$25,000

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(1)  Mr. Bench has served as President and Chief Executive Officer since October 2007 and as Chief Financial Officer since December 1, 2008.

(2)  Mr. Bench received no bonus, was granted no stock options, did not participate in a non-equity incentive plan, and did not participate in any deferred compensation plan during the years ended June 30, 2011 or 2010.

(3)  Mr. Bench was issued 260,556 shares of common stock to offset $73,500 in accrued but unpaid salary.

(4)  Mr. Bench was issued 100,000 shares of common stock in lieu of salary.

(5)  We recorded the compensation to Mr. Bench at the then fair market value of unregistered shares.

We have not had any formal policy for determining the compensation of executive officers. We have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, that provide for payments to our executive officers or any other person following, or in connection with the resignation, retirement or other termination of our executive officer, or a change in control of us or a change in our named executive officers’ responsibilities following a change in control.

At a special meeting of our stockholders held on March 31, 2008, our stockholders approved a proposal to adopt our 2008 Stock Incentive Plan which became effective on April 23, 2008 and will continue until April 23, 2018 unless earlier terminated. Our, and any of our subsidiaries’, directors, employees, consultants and advisors are eligible to receive awards under our 2008 Stock Incentive Plan. The plan is administered by the compensation committee of our board of directors. A maximum of 300,000 shares of our common stock are available for issuance under our 2008 Stock Incentive Plan. The merger agreement calls for an increase in the number of shares set aside for the Plan to 3,300,000. Majority shareholder approval of this increase has been given as described above. No decision has been made concerning the use of shares under the Plan.

The following types of awards are available under the plan: (i) stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; and (v) performance awards. Our Board of Directors may, from time to time, alter, amend, suspend or terminate the Stock Incentive Plan. As of December 31, 2011, we had made no awards under our 2008 Stock Incentive Plan. We expect that the Compensation Committee of the board of directors will authorize issuance of options and other awards under the Plan from time to time is a manner intended to attract, hold and reward employees, executives and other eligible optionees for performance that builds long term success of the Company and that enhances the long term value of the holdings of our stockholders. No decision has been made as to the identity or amounts of any award under the Plan.

We previously established the 2001 Incentive and Non-statutory Stock Option Plan (the “Plan”), which authorizes the issuance of up to 12,500 shares of our common stock. This Plan expired at the end of 2011. We did not grant any stock options during the years ended June 30, 2011 or 2010. As of June 30, 2011 and 2010 there were no stock options outstanding under this Plan.

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Canola Property Ghana Limited

We had no executive officer compensation (and therefore no such compensation requiring disclosure) for the fiscal years ending December 31, 2009, 2010 and 2011. We granted no equity based compensation to any executive officer of CPGL during such period.

Employment Agreements and Arrangements

We have no employment agreement with Mr. Bench.

Following the closing of the merger, we will employ (i) Mr. Moller as our chief executive officer and (ii) Mr. Bench will continue to serve as our chief financial officer. Our plans for compensation arrangements for these executives will be set by the board of directors at some future date.

Outstanding Equity Awards at Fiscal Year End

No options or equity awards were granted or are outstanding to any person affiliated with BayHill.

No options or other equity awards were granted to any person affiliated with CPGL.

DIRECTOR COMPENSATION

Director Compensation Table

BayHill Capital Corporation

Our directors were reimbursed for reasonable out of pocket expenses incurred related to board duties assigned in connection with attending board meetings. Our non-employee, independent directors are compensated at the rate of $3,000 per quarter and $1,000 for each board meeting attended in person and $500 for telephonic board meetings attended. Board committee members receive $500 for each meeting attended in person and $250 for each telephonic meeting attended. In addition, the chairman of our board of directors is paid $500 per month and $500 per meeting and each committee chairman receives $250 for each committee meeting attended. The following table provides information regarding the compensation of, and fees paid to, our directors for the fiscal year ended June 30, 2011:

Director Compensation Table
Name	Cash Payments	Common Stock Shares	Common Stock Value(1)	Notes Payable(2)	Total
James U. Jensen	$3,513	17,565	$5,270	$7,117	$15,900
John M. Knab	$3,400	17,000	$5,100	$5,500	$14,000
John D. Thomas	$3,600	18,000	$5,400	$6,000	$15,000

(1)  Shares issued for payment of accrued compensation were valued at $0.30 per share as part of the sale on May 11, 2011, of 900,000 shares of our common stock at a price of $0.30 per share in a private placement. Of the 900,000 shares sold, 630,000 shares were purchased for cash proceeds of $177,900, net of expenses of $11,000, by non-affiliates of our Company and 270,000 shares were issued to four of our directors and one executive officer, for the reduction of $81,000 of accrued salary, legal and board of director fees.

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(2)  On June 30, 2011 the balances of accrued board compensation was converted into unsecured promissory notes that carry an interest rate of 10% for the first 120 days and 15% thereafter and mature on June 30, 2012. We have a right to prepay these notes at any time without penalty.

Canola Property Ghana Limited

No member of CPGL board of directors received any compensation for services as a director during the fiscal year ended December 31, 2011.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act requires our officers and directors to file reports concerning their ownership of our common stock with the SEC and to furnish us with copies of such reports. Based solely upon our review of the reports required by Section 16 and amendments thereto furnished to us, we believe that all reports required to be filed pursuant to Section 16(a) of the Exchange Act during the annual reporting period of July 1, 2010 through December 31, 2011, were filed with the SEC on a timely basis.

RESTRICTIONS ON SALE OF SHARES ACQUIRED FROM THE COMPANY IN A PRIVATE PLACEMENT

BayHill has been considered a “shell company” as defined by the SEC since September 2010. As such, Rule 144 has not been available for those shareholders wishing to sell their restricted securities. SEC rules require that the Company file current information about the merged company promptly after the closing of the merger transaction. The Company is evaluating the alternative of using the customary so-called “Super 8-K” to satisfy that filing requirement. Management is also considering the alternative of filing a Form S-1 registration statement covering resale by the Company’s shareholders who hold restricted securities. In whatever manner the Company satisfies its filing requirement; the information will contain a description of the business to be conducted by the Company following the merger and audited and pro-forma financial statements.

If the Super 8-K is used, shareholders who purchased in a private placement may be required to wait one year before their shares will be tradable under Rule 144. On the other hand, if the Company files a Form S-1 registration statement, the SEC must first review the registration statement before it can “go effective.” If and when the registration statement is effective the shareholders for whom the registration statement applies will be allowed to freely trade their shares through brokers and using customary methods.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Code of Business Conduct and Ethics outlines our policy with respect to related party transactions. Employees are required to notify their supervisors of any business relationship or proposed transaction BayHill may have with any company in which such employee or a related party to such employee has a direct or indirect interest or from which such employee or a related party to such employee may derive a benefit, or where a related party member is employed, if such relationship or transaction might give rise to the appearance of a conflict of interest. Such conflict of interest is

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generally deemed not to exist if the interest of the employee or related party exists solely as a result of one’s ownership of less than one percent of the outstanding publicly traded equity securities of such company.

BayHill Capital Corporation

ClearWater Law & Governance Group, LLC

During the years ended June 30, 2010 and 2011 we accrued fees for legal services from ClearWater Law & Governance Group, LLC, of $36,000 and $32,000, respectively. We settled the $36,000 owed with respect to fiscal 2010 with a $6,000 cash payment and the issuance of 32,000 shares of our common stock. We settled the $32,000 owed with respect to fiscal 2011 with the issuance of a promissory note in the original principal amount of $3,783, which bears interest at a rate of 12% per annum and which matures on June 30, 2012, and with the issuance of 94,057 shares of our common stock. Mr. James U. Jensen, chairman of our board of directors, is the managing member and chief executive officer of ClearWater. At June 30, 2011, the sole obligation we had to ClearWater in respect of legal services performed was our obligation under the foregoing promissory note.

Canola Property Ghana Limited

The Merger

Members of CPGL board of directors and its officers have participated in the preparation and filing of this Information Statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

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